FOR IMMEDIATE RELEASE

AutoChina International Leases 1,804 Commercial Vehicles and
Opens 121 Store Branches in the Fourth Quarter of 2011

Company Achieves Operational Guidance for Year Ended December 31, 2011, and
Provides Update on SEC Investigation and Nasdaq Appeal Process

CEO Announces Intention to Purchase Company Stock in the Open Market

Shijiazhuang, Hebei Province, China – January 6, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company reported 1,804 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the fourth quarter of 2011, compared to 3,076 in the fourth quarter of 2010.

AutoChina leased 10,935 commercial vehicles during the year ended December 31, 2011, meeting its guidance of between 10,000 and 12,000 trucks leased for the year.  Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 32,000 trucks.  An additional 1,131 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program, which was officially introduced in early 2011. This program allows both former and new AutoChina customers to place vehicles they own outright into the Company’s sale-leaseback program. The resulting lease is structured similarly to those that AutoChina provides to customers purchasing new heavy trucks, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing.

Company Meets Goal of Operating 500 Stores by End of 2011
AutoChina also opened 121 new commercial vehicle financing and service centers during the fourth quarter of 2011, operating 506 at December 31, 2011.  This compares to 300 centers at December 31, 2010, and 385 at September 30, 2011.

The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

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January 6, 2012

The centers opened in the fourth quarter were in the following provinces:

Province	# of Centers
Anhui	4
Chongqing	1
Fujian	8
Gansu	5
Guangdong	14
Guanxi	13
Guizhou	8
Hebei	2
Hubei	2
Hunan	1
Inner Mongolia	4
Jiangsu	7
Jiangxi	5
Jilin	10
Liaoning	7
Ningxia	1
Shaanxi	2
Sichuan	2
Yunnan	14
Zhejiang	11

Mr. Yong Hui Li, Chairman and CEO, stated, “We continue to expand our operations, and aim to provide a nationwide network for our existing and potential customers.  Our ultimate goal is to cover all of China by the end of 2013.  We believe that this will allow our Company to achieve economies of scale, while also providing our existing customers with access to service centers that cover the entire country.  We continue to closely monitor the heavy-truck market in China, and feel that our growth will continue to be predicated on our ability to successfully implement our expansion initiatives.  We look forward to updating investors on our operational goals when the Company reports its financial results for the fourth quarter and year ended December 31, 2011.”

Company Provides Update on SEC Investigation
The Company also announced that it is continuing to work with its legal counsel and advisors regarding the Securities and Exchange Commission’s (“SEC”) investigation of AutoChina.  As previously reported and voluntarily disclosed by AutoChina in a press release on June 30, 2011, and in its Form 20-F for the year ended December 31, 2010, AutoChina and one of its officers received subpoenas for information as part a non-public inquiry.  The Company’s legal counsel subsequently received a notification, commonly referred to as a “Wells Notice,” from the Staff of the SEC (“Staff”) related to trading activity in the Company’s ordinary shares and Section 13(k) of the Exchange Act.

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January 6, 2012

The Wells Notice indicates that the Staff is considering recommending to the SEC that the SEC file a civil injunction action against the Company and certain AutoChina officers.  Under the SEC’s procedures, the Wells Notice afforded the Company an opportunity to present information and defenses in response to the allegations in the Wells Notice prior to the Staff making a formal recommendation on whether any action should be authorized.  AutoChina has submitted a response to the Wells Notice.  While the Company voluntarily provided information beyond that formally requested by the SEC staff in an effort to assist in an expeditious conclusion of the staff’s investigation, it cannot predict with certainty the extent of its ultimate liability, if any, with respect to the investigation and any or all future securities matters.

Company Provides Update on Nasdaq Appeal Process
The Company also announced that it continues to provide necessary information to the appeals panel at the Nasdaq Stock Market.  Since October 4, 2011, the Company’s shares have been suspended from trading on Nasdaq and have traded on the OTC Pink market.  On December 1, 2011, the Company appeared before a Nasdaq hearing panel to appeal the suspension and subsequently submitted information requested by the panel.  The Company is waiting for a decision from the panel. There is no assurance that the Company will succeed in appealing Nasdaq’s delisting determination.

Chairman and CEO Announces Intention to Purchase Company Stock
The Company also announced that its Chairman and CEO Mr. Li currently intends to purchase $4 million or more of AutoChina stock over the coming weeks.  Mr. Li is the largest shareholder in AutoChina. Because it is a foreign private issuer, AutoChina’s officers and directors are not required to file insider trading reports with the SEC.  However, in keeping with its commitment to open communication with shareholders, the Company’s own policy is that any trading of the Company’s securities totaling $250,000 or more conducted by officers or directors during any consecutive five trading days must be disclosed by the Company within 48 hours via a press release.

Mr. Li concluded, “We continue to execute on our business and development plan, and I feel that my purchasing stock in the open market is a strong demonstration of my belief in the Company’s business fundamentals.  Furthermore, I believe our current share price presents an attractive investment opportunity, and, as such, I intend to increase my personal investment in the Company.”

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 506 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

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January 6, 2012

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com